EXHIBIT 2

                                  [TRANSLATION]

                                                               February 27, 2008

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

             IMMEDIATE REPORT ON THE FILING OF A MOTION TO COURT TO
                            ELIMINATE DISCRIMINATION

     Rule 31g of the Securities Rules (Immediate and Periodic Reports), 1970

1. On February 5, 2008, a motion was filed with the Tel Aviv District Court to grant the relief of of elimination of discrimination, pursuant to Paragraph 191 of the Companies Law, 1999.

2.   Details of the Applicant: Otsma Leumi Provident Funds and others

3.   The Basis for the Motion and the Relief Sought:

     On February 5, 2008, the financial entities who are engaged in legal proceedings with the Bank concerning the renewal of the distribution of the dividend, filed a motion with the Tel Aviv District Court, in which they seek to join the State of Israel as an additional respondent to the originating motion, regarding the renewal of the dividend distribution, filed by them in the year 2004 against the Bank only, and also to amend the originating motion. The motion to join the State as an additional respondent is based upon, among other things, the State's vote against the proposals to amend the Bank's by-laws which were brought for the approval of the General Meeting of the Bank which met on January 7, 2008, and were rejected by the General Meeting, and which were intended to eliminate the impediment which in the opinion of the Bank exists in its by-laws regarding the renewal of the distribution of the dividend at this time. In the motion to amend the originating motion, the court is petitioned to approve, among other things, the addition of claims regarding the discrimination against shareholders of preference shares of class C and/or CC and/or CC1 (hereinafter jointly - "C Shares"), which are shares held by these financial entities. In the claims which are motioned to be added it is stated, among other things, that the Bank is acting regarding the payment of the interest to the holders of the C shares in a manner which discriminates and in effect deprives the rights of the shareholders, as defined in Paragraph 191 of the Companies Law - 1999, and that the State is using its decisive voting power in the Bank's General Meeting contrary to its obligation to act fairly. On February 24, 2008 the Bank informed the Court that it does not object to the joining of the State as a respondent in the originating motion and to the amendment of the originating motion as petitioned by the above financial entities. The Court has yet to render its decision on the motion.

4. The Position of the Company relating to the Motion: The Company has yet to make known its position.

5.   The Date and Time at which the Company First Became Aware of the Matter:
     February 7, 2008 at 12:00 P.M.